FEARLESS FILMS, INC.

467 Edgeley Blvd., Unit 2

Concord, ON L4K 4E9

(888) 928-0184

January 5, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Janice Adeloye, SEC Examiner

Re:	Fearless Films, Inc. (the “Company”)
Offering Statement on Form 1-A
Post-qualification Amendment No. 1
(File No. 024-11698)
Qualification Request

Ladies and Gentlemen:

We respectfully request that the Company’s above-referenced Post-Qualification Amendment No. 1 to Offering Statement (File No. 024-11698) be qualified by the Securities and Exchange Commission under Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, at 2:00 PM (ET) on Friday, January 7, 2022, or as soon thereafter as is practicable.

If there are any questions or concerns regarding this matter, please do not hesitate to contact the Company’s securities attorney, Philip Magri, either by telephone (954-303-8027) or email (pmagri@cmfllp.com).

Very truly yours,

FEARLESS FILMS, INC.

By:	/s/ Victor Altomare
Victor Altomare
Chief Executive Officer
(Principal Executive Officer)